Exhibit 99.2

Second Quarter 2024 August 2, 2024 Q2 2024 Results 1

Louis Tonelli Vice President, Investor Relations Q2 2024 Results 2

Forward Looking Statements Q2 2024 Results 3 Certain statements in this presentation and accompanying document constitute "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") . Any such forward - looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes . Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact . We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward - looking statements . The following table identifies the material forward - looking statements contained in this presentation and accompanying document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward - looking statements . Readers should also consider all of the risk factors which follow below the table : Material Forward - Looking Statement Material Potential Risks Related to Applicable Forward - Looking Statement Light Vehicle Production Light vehicle sales levels Production disruptions, including as a result of labour strikes Supply disruptions Production allocation decisions by OEMs Free trade arrangements and tariffs Relative currency values Commodities prices Availability and relative cost of skilled labour Total Sales Segment Sales Same risks as for Light Vehicle Production above The impact of elevated interest rates and availability of credit on consumer confidence and in turn vehicle sales and production The impact of deteriorating vehicle affordability on consumer demand, and in turn vehicle sales and production Alignment of our product mix with production demand Customer concentration Shifts in market shares among vehicles or vehicle segments Shifts in consumer "take rates" for products we sell Adjusted EBIT Margin, Free Cash Flow, Net Income Attributable to Magna / Target Leverage Ratio Same risks as for Total Sales and Segment Sales above Successful execution of critical program launches Operational underperformance Product warranty/recall risks Restructuring costs Impairments Inflationary pressures Our ability to secure cost recoveries from customers and/or otherwise offset higher input costs Price concessions Risks of conducting business with newer EV - focused OEMs Commodity cost volatility Scrap steel price volatility Higher labour costs Tax risks Equity Income Same risks as Adjusted EBIT Margin, Free Cash Flow, and Net Income Attributable to Magna / Target Leverage Ratio Risks related to conducting business through joint ventures Risks of doing business in foreign markets

Forward Looking Statements (cont.) Q2 2024 Results 4 Forward - looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances . While we believe we have a reasonable basis for making any such forward - looking statements, they are not a guarantee of future performance or outcomes . In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation : Macroeconomic, Geopolitical and Other Risks inflationary pressures; interest rates; geopolitical risks; Risks Related to the Automotive Industry economic cyclicality; regional production volume declines; deteriorating vehicle affordability; misalignment between EV production and sales; intense competition; Strategic Risks alignment with "Car of the Future"; evolving business risk profile; technology and innovation; investments in mobility and technology companies; Customer - Related Risks customer concentration; growth with Asian OEMs; growth of EV - focused OEMs; risks of conducting business with newer EV - focused OEMs; Fisker bankruptcy; dependence on outsourcing; customer cooperation and consolidation; Program cancellations, deferrals and reductions in production volumes; market shifts; consumer take rate shifts; quarterly sales fluctuations; customer purchase orders; potential OEM production - related disruptions; Supply Chain Risks semiconductor chip supply disruptions and price increases; supply chain disruptions; regional energy supply and pricing; supply base condition; Manufacturing/Operational Risks product launch; operational underperformance; restructuring costs; impairments; labour disruptions; skilled labour attraction/retention; leadership expertise and succession; Pricing Risks quote/pricing assumptions; customer pricing pressure/contractual arrangements; commodity cost volatility; scrap steel/aluminum price volatility; Warranty/Recall Risks repair/replace costs; warranty provisions; product liability; Climate Change Risks transition risks and physical risks; strategic and other risks; IT Security/Cybersecurity Risks IT/cybersecurity breach; product cybersecurity; Acquisition Risks acquisition of strategic targets; inherent merger and acquisition risks; acquisition integration and synergies; Other Business Risks joint ventures; intellectual property; risks of doing business in foreign markets; relative foreign exchange rates; currency devaluation in Argentina; pension risks; tax risks; returns on capital investments; financial flexibility; credit ratings changes; stock price fluctuation; dividends; Legal, Regulatory and Other Risks antitrust proceedings; legal and regulatory proceedings; changes in laws; trade agreements; trade disputes/tariffs; and environmental compliance. In evaluating forward - looking statements or forward - looking information, we caution readers not to place undue reliance on any f orward - looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, including the risks, assumptions and uncertainties above which are: discussed under the "Industry Trends and Risks" heading of our Management’s Discussion and Analysis; and set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40 - F with the Unit ed States Securities and Exchange commission, and subsequent filings. Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be als o found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is availab le through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca , as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval Syst em (EDGAR), which can be accessed at www.sec.gov .

Q2 2024 Results 5 Reminders All amounts are in U.S. Dollars. Effective July 1, 2023 we revised our calculation of Non - GAAP measures to exclude amortization of acquired intangible assets. The historical presentation of non - GAAP measures has also been updated to reflect the revised calculations. Today's discussion excludes the impact of other expense (income), net ("Unusual Items") and amortization of acquired intangible assets. Please refer to the reconciliation of Non - GAAP measures in our press release dated August 2, 2024 for further information. "Organic", in the context of sales movements, means "excluding the impact of foreign exchange, acquisitions and divestitures". Weighted Growth over Market ( GoM ) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production.

Swamy Kotagiri Chief Executive Officer Q2 2024 Results 6

# Key Takeaways

MAGNA

- Q2, 2024 Operating performance largely in-line with our expectations

- Executing to our margin outlook
  - Operational excellence activities on track (+75 bps for '24-'25)
  - Megatrend engineering spending reduction (additional $40M, ~$90M for '24)
  - Adjusted EBIT Margin range tightened (now 5.4% - 5.8%)

- Focus on free cash flow and capital discipline
  - Capital spending reduction (additional ~$100M, up to $200M for '24)
  - Maintaining free cash flow outlook
  - On track to be in target leverage range in 2025

- 2026 - Updated Outlook reflecting market changes

Q2 2024 Results 7

Q2 2024 Results 8 Executing Strategy in Current Market Dynamics Winning business on key programs across portfolio – Awarded hot - stamped door ring with Japan - based global OEM Commercializing innovations – Awarded reconfigurable seating systems with China - based OEM Operational Excellence – Focus on impactful divisions • Restructuring / consolidation / wind - down in 2024 (40+ divisions in key regions) – Right sizing Complete Vehicle business – Driving productivity through smart automation

Q2 2024 Results 9 Divestitures of non - core facilities – Sale of metalforming operations in India ($190M '23 sales) Vertical integration of critical sub - systems – power module acquisition – Accelerates in - house development – Leverages combined technical and manufacturing competencies – Secures supply of key product Executing Strategy in Current Market Dynamics

Pat McCann Executive Vice President & Chief Financial Officer Q2 2024 Results 10

Q2 2024 Performance Summary Q2 2024 Results 11 Consolidated Sales $11.0B Weighted GoM 1 of - 1% (+1% excl. Complete Vehicles) Level with Q2/23 Adjusted Diluted EPS $1.35 - 12% Free Cash Flow 2 $123M 1 Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geo gra phic sales weighting, excluding Complete Vehicles, to regional production 2 Free Cash Flow (FCF) is Cash from Operations plus Proceeds from normal course Dispositions of fixed and other assets minus Fi xed Asset Additions and Increase in Investment in other assets Adjusted EBIT 5.3% - 30 bps $577M - 6% Other highlights Paid $134M in dividends Raised CAD$450M in debt '24 Outlook: Lowering Capital Spending, Maintaining FCF range +130M

Q2 2024 Financial Results Q2 2024 Results 12 Weighted GoM 1 - 1% (+1% excl. Complete Vehicles) Consolidated Sales ($Millions) Level with Q2/23 2 Q2 2024 PRODUCTION Global 2% North America 1% Detroit - based - 5% Europe - 5% China 6% Magna Weighted 0% 1 Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geo gra phic sales weighting, excluding Complete Vehicles, to regional production 2 Includes customer price increases to recover certain higher production input costs and net customer price concessions

Q2 2024 Financial Results Q2 2024 Results 13 • Operational – Operational excellence activities driving productivity and efficiency improvements – Lower net engineering costs – Lower launch, engineering and other costs associated with assembly business – Higher net input costs ( - ) • Equity Income – Unfavourable product mix – Higher depreciation on increased capital deployed at certain equity - accounted entities • Non - recurring – Non - cash FX losses on deferred tax assets ( - ) – Higher net warranty costs ( - ) – Higher restructuring costs ( - ) – Additional supply chain costs ( - ) – Higher net favourable commercial items (+) • Volumes & Other – Acquisitions, net of divestitures ( - ) – Reduced earnings on lower assembly volumes ( - ) – Lower incentive comp and employee profit sharing (+) $577 $616 Adjusted EBIT & Margin ($Millions and %) Note: bps changes are approximate

Q2 2024 Financial Results Q2 2024 Results 14 ($Millions, unless otherwise noted) Q2 2023 Q2 2024 CHANGE Adjusted EBIT 616 577 (39) Interest Expense 34 54 (20) Adjusted Pre - Tax Income 582 523 (59) Adjusted Income Taxes (126) (119) 7 Income Attributable to Non - Controlling Interests (15) (15) - Adjusted Net Income Attributable to Magna 441 389 (52) Diluted Shares Outstanding (millions of shares) 286.3 287.3 (1.0) Adjusted Diluted EPS ($) 1.54 1.35 (0.19) 21.6% 22.8%

Q2 2024 Cash Flow and Investment Activities Q2 2024 Results 15 Free Cash Flow 1 ($Millions) KEY SOURCES (USES) OF CASH Net Issuances (Repayment) of Debt 544 (416) Dividends paid (129) (134) ($Millions) Q2 2023 Q2 2024 Cash from Operations Before Changes in Operating Assets & Liabilities 879 681 Changes in Operating Assets & Liabilities (332) 55 Cash from Operations 547 736 Fixed Asset Additions (502) (500) Increase in Investments, Other Assets and Intangible Assets (96) (170) Proceeds from Dispositions 44 57 Investment Activities (554) (613) FREE CASH FLOW 1 (7) 123 - 7 123 -20 0 20 40 60 80 100 120 140 Q2'23 Q2'24 1 Free Cash Flow (FCF) is Cash from Operations plus Proceeds from normal course Dispositions of fixed and other assets minus Fi xed Asset Additions and Increase in Investment in other assets

Continued Financial Strength Q2 2024 Results 16 LEVERAGE RATIO (LTM, 30JUN24) ($M illions) Adjusted Debt 7,585 Adjusted EBITDA 3,982 Adjusted Debt / Adjusted EBITDA 1.90 TOTAL LIQUIDITY (30JUN24) ($M illions) Cash 999 Available Term & Operating Lines of Credit 2,652 Total Liquidity 3,651 Investment - grade ratings from Moody's, S&P, DBRS 1 Excluding excess cash held to pay down maturing debt in June 2024 2.19 2.02 1.89 1.83 1.90 0.0 0.5 1.0 1.5 2.0 2.5 Q2'23 Q3'23 Q4'23F Q1'24F Q2'24F 2025F Adjusted Debt/EBITDA Q2 increase as expected, on - track to be back in target range during 2025 1

Updated 2024 Outlook – Key Assumptions Q2 2024 Results 17 2023 MAY 2024 AUGUST 2024 Light Vehicle Production (millions of units) • North America 15.6 15.7 15.7 • Europe 17.4 17.4 17.1 • China 29.3 29.0 29.0 Foreign Exchange Rates • 1 CDN dollar equals USD 0.742 0.725 0.733 • 1 EURO equals USD 1.082 1.065 1.080 • 1 RMB equals USD 0.141 0.138 0.138 No future Fisker Ocean production Changed from previous Outlook

Updated 2024 Outlook Q2 2024 Results 18 Maintaining Sales and Narrowing Adjusted EBIT Margin Ranges ($Billions, unless otherwise noted) 2023 MAY 2024 AUGUST 2024 Total Sales 42.8 42.6 – 44.2 42.5 – 44.1 Adjusted EBIT Margin % 1 5.2% 5.4% – 6.0% 5.4% – 5.8% Equity Income 112M 120M – 150M 100M – 130M Interest Expense 156M ~230M ~220M Income Tax Rate 2 21.0% ~22% ~22% Adjusted Net Income Attributable to Magna 3 1.572 1.5 – 1.7 1.5 – 1.7 Capital Spending 2.500 2.4 – 2.5 2.3 – 2.4 Free Cash Flow 4 0.209 0.6 – 0.8 0.6 – 0.8 1 Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales 2 Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation 3 Adjusted Net Income Attributable to Magna represents Net Income excluding Other expense (income), net, and Amortization of ac qu ired Intangibles 4 Free Cash Flow (FCF) is Cash from Operations plus Proceeds from normal course Dispositions of fixed and other assets minus Fi xed Asset Additions and Increase in Investment in other assets Changed from previous Outlook

Swamy Kotagiri Chief Executive Officer Q2 2024 Results 19

Updated 2026 Outlook Q2 2024 Results 20

# Updated 2026 Outlook

MAGNA

## Market Dynamics

Lower BEV adoption | OEMs recalibrating portfolios | Geopolitical Uncertainty

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Complete Vehicle Assembly
- No production of Ineos Fusilier and Fisker Ocean programs
- MB G-Class pass-through sales

EV Impact
- Ford, GM, Southern USA/Mexico Program

Active Safety
- Volume shortfalls, in-sourcing by COEMs, updated view of expected win-rates

✓ Restructuring Complete Vehicles cost structure

✓ Driving engineering spend reduction up to $200M

✓ Optimizing portfolio and footprint

✓ Continuing margin expansion

✓ Reducing capital expenditure ~$200M – sales to CapEx ratio of <4%

✓ Free Cash Flow in the range of $1.8B - $2.1B

**Focused on Margin Expansion, Capital Discipline and FCF Generation**

Q2 2024 Results 21

Updated 2026 Outlook Q2 2024 Results 22 ($Billions, unless otherwise noted) FEBRUARY 2024 AUGUST 2024 Total Sales 48.8 – 51.2 44.0 – 46.5 Adjusted EBIT Margin % 1 7.0% – 7.7% 6.7% – 7.4% Equity Income (included in EBIT) 165M – 210M 125M – 170M Capital Spending ~1.9 1.6 – 1.8 Free Cash Flow 2 2.0+ 1.8 – 2.1 1 Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales 2 Free Cash Flow (FCF) is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other asset s m inus capital spending minus investment in other assets Changed from previous Outlook

Updated 2026 Outlook Q2 2024 Results 23 1 Includes $0.3B of Fisker systems production sales (in addition to $0.3B of complete v ehicle assembly sales) Consolidated Sales ($Billions) 48.8 - 51.2 44.0 - 46.5 1 7.0% - 7.7% 6.7% - 7.4% $3.4B - $3.9B • Operational excellence • Restructuring/ footprint • Reduce engineering • Lower capital Adjusted EBIT Margin (%) $2.9B - $3.4B

Updated Capital Spending Q2 2024 Results 24 Expect Lower Capital Spending and CapEx /Sales Ratio 1 2024 to 2026 are based on mid - point of our CapEx and Sales outlook ~$100M associated with customer - funded CapEx 2.5 2.3 - 2.4 2024F 2025F 2026F 2023 2022 February 2024 August 2024 ($Billions) 1.7 % of Sales 1 (Feb. '24) 5.1% Mid 4% 5.8% <4% ~5.2% Mid 4% Low 4% % of Sales 1 (Aug. ‘24) 1.6 - 1.8 ~2.5 ~5.6%

Updated 2026 Outlook – Recap 25 1 Free Cash Flow (FCF) is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other asset s m inus capital spending minus investment in other assets Q2 2024 Results Sales ( $44.0 - $46.5B) Updated to shifting new market reality Actively pursuing customer recoveries to partially offset lower sales expectations Investments Cumulative reductions over 2024 - 2026, compared to February Outlook: • Megatrend Engineering up to $500M • CapEx up to $600M Margin (6.7% - 7.4%) Multiple self - help initiatives well underway to mitigate impact of lower sales 150+ bps improvement over 2023 Free Cash Flow 1 ($1.8 - $2.1B) Continue to anticipate increases each year over outlook period > $1.6B higher than 2023

2024 Summary Q2 operating performance largely in - line with our expectations Mitigating market challenges with a focus on Margin Expansion, Capital Discipline and FCF generation 2024 Outlook: • Maintaining Sales, narrowing Adjusted EBIT Margin • Lowering CapEx • Maintaining FCF 26 Solid Quarter, On Track for 2024 Q2 2024 Results

27 Q2 2024 Results

Appendix – Q2 2024 Results Q2 2024 Results 28

Q2 2024 Reconciliation of Reported Results Q2 2024 Results 29 Excluding: (1) Other Expense (Income), Net and (2) Amortization of Acquired Intangible Assets $Millions, except for share figures Reported (1) (2) Adjusted Income Before Income Taxes $ 427 $ 68 $ 28 $ 523 % of Sales 3.9% 4.8% Income Tax Expense $ 99 $ 15 $ 5 $ 119 % of Pretax 23.2% 22.8% Income Attributable to Non - Controlling Interests $ (15) $ - $ - $ (15) Adjusted Net Income Attributable to Magna 1 $ 313 $ 53 $ 23 $ 389 Adjusted Diluted Earnings Per Share $ 1.09 $ 0.18 $ 0.08 $ 1.35 1 Adjusted Net Income Attributable to Magna represents Net Income excluding Other expense (income), net and Amortization of Acq ui red Intangible Assets

Q2 2023 Reconciliation of Reported Results Q2 2024 Results 30 Excluding: (1) Other Expense (Income), Net and (2) Amortization of Acquired Intangible Assets $Millions, except for share figures Reported (1) (2) Adjusted Income Before Income Taxes $ 483 $ 86 $ 13 $ 582 % of Sales 4.4% 5.3% Income Tax Expense $ 129 $ (5) $ 2 $ 126 % of Pretax 26.7% 21.6% Income Attributable to Non - Controlling Interests $ (15) $ - $ - $ (15) Adjusted Net Income Attributable to Magna 1 $ 339 $ 91 $ 11 $ 441 Adjusted Diluted Earnings Per Share $ 1.18 $ 0.32 $ 0.04 $ 1.54 1 Adjusted Net Income Attributable to Magna represents Net Income excluding Other expense (income), net and Amortization of Acq ui red Intangible Assets

Sales Performance vs Market Q2 2024 Results 31 Reported Organic 1 Performance vs Weighted Global Production (Weighted GoM) Body Exteriors & Structures (2%) (1%) (1%) Power & Vision 13% 7% 7% Seating Systems (9%) (8%) (8%) Complete Vehicles (19%) (18%) (18%) TOTAL SALES 0% (1%) (1%) Unweighted Production Growth 2% Weighted Production Growth 2 0% 1 Organic Sales represents sales excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production Q2 2024 vs Q2 2023

Segment Impact on Adjusted EBIT % of Sales Q2 2024 Results 32 ($Millions) Sales Adjusted EBIT Adjusted EBIT as a Percentage of Sales 2 nd Quarter of 2023 $ 10,982 $ 616 5.6% Increase (Decrease) Related to: Body Exteriors & Structures $ (75) $ (53) (0.4%) Power & Vision $ 464 $ 74 0.4% Seating Systems $ (148) $ (14) 0.0% Complete Vehicles $ (284) $ (14) 0.0% Corporate and Other $ 19 $ (32) (0.3%) 2 nd Quarter of 2024 $ 10,958 $ 577 5.3% Q2 2024 vs Q2 2023

Geographic Sales

Q2 2024 vs Q2 2023


North America
$5.40B
$5.50B
PRODUCTION 1%
Europe
$4.36B
$4.08B
PRODUCTION (5%)
Asia
$1.25B
$1.47B
ASIA PRODUCTION 5%
China Production 6%
Rest of World
$137M
$130M
ROW PRODUCTION 2%
South America Production (4%)
Q2 2023
Q2 2024

Q2 2024 Results 33

2024 Segment Sales & Adjusted EBIT Margin Q2 2024 Results 34 2023 May 2024 Outlook August 2024 Outlook Body Exteriors & Structures Sales $B 17.5 17.3 - 17.9 17.3 - 17.9 Adjusted EBIT Margin % 7.4% 7.4 - 8.0% 7.4 - 7.9% Power & Vision Sales $B 14.3 15.4 - 15.8 15.3 - 15.7 Adjusted EBIT Margin % 4.7% 5.5 - 6.1% 5.0 - 5.5% Seating 6.0 5.4 - 5.7 5.5 - 5.8 Sales $B 3.6% 3.1 - 3.7% 3.3 - 3.8% Adjusted EBIT Margin % Complete Vehicles 5.5 5.0 - 5.3 4.9 - 5.2 Sales $B 2.2% 1.0 - 1.6% 1.3 - 1.8% Adjusted EBIT Margin %

Capital Allocation Principles Q2 2024 Results 35 Disciplined, Profitable Approach to Growth Remains a Foundational Principle Q2 2024 Maintain Strong Balance Sheet • Preserve liquidity and high investment grade credit ratings - Adj. debt / Adj. EBITDA ratio between 1.0 - 1.5x LTM 30JUN24 1.90x • Maintain flexibility to invest for growth Invest for Growth • Organic and inorganic opportunities Fixed asset additions Other investments Acquisitions $ 500M $ 170M $ 56M • Innovation Return Capital to Shareholders • Continued dividend growth over time $ 134M • Repurchase shares with excess liquidity

Leverage Ratio Q2 2024 Q2 2024 Results 36 ($Millions) LTM EBITDA $ 3,699 Credit Rating Agency Adjustments 283 Adjusted EBITDA $ 3,982 Debt per Balance Sheet $ 7,460 Credit Rating Agency Adjustments 125 Adjusted Debt $ 7,585 Adjusted Debt / Adjusted EBITDA Ratio (Q2 2024) 1.90x

Appendix – Updated 2026 Outlook Q2 2024 Results 37

Updated 2026 Outlook – Key Assumptions Q2 2024 Results 38 Continuing to Explore Opportunities Not Included in Outlook FEBRUARY 2024 AUGUST 2024 Light Vehicle Production (millions of units) • North America 16.1 16.1 • Europe 17.3 17.3 • China 30.6 30.6 Foreign Exchange Rates • 1 CDN dollar equals USD 0.740 0.740 • 1 EURO equals USD 1.080 1.080 • 1 RMB equals USD 0.137 0.137 No future Fisker Ocean production No Ineos Fusilier EV production • No changes to: ‒ Light Vehicle Production ‒ Foreign Exchange Rates • Significant changes to program mix (primarily in North America)